Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

415-315-6300

F 415-315-6350

December 22, 2010

Matthew Gaarder
(415) 315-6302 matthew.gaarder@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A of HighMark Funds (the “Trust”)
(File Nos. 033-12608 and 811-5059)

Ladies and Gentlemen:

Pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 67 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Amendment relates to two series of the Trust, HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund. The Trust is filing the Amendment to (i) incorporate comments provided by the Staff of the Commission and (ii) update certain other information. The Amendment is marked to show changes from Post-Effective Amendment No. 62 to the Registration Statement, filed with the Commission on September 10, 2010 pursuant to Rule 485(a) under the Securities Act.

As has been designated on the facing sheet, it is intended that the Amendment become effective immediately upon filing, pursuant to paragraph (b) of Rule 485 under the Securities Act.

Ropes & Gray has assisted the Trust in the preparation of the Amendment, and the Amendment does not include any disclosures relating to the Trust that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.

Please do not hesitate to contact the undersigned (415-315-6302) with any comments or questions you might have.

Very truly yours,

/s/ Matthew Gaarder

Matthew Gaarder

December 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. James O’Connor

Re: Post-Effective Amendment No. 62 and Amendment No. 64 (the “Amendment”) to the Registration Statement on Form N-1A of HighMark Funds (the “Trust”) (File Nos. 033-12608 and 811-05059)

Dear Mr. O’Connor:

As requested, this letter responds to comments provided orally by you on October 26, 2010, regarding the Amendment, which was filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2010, and relates solely to two series of the Trust, HighMark Global Growth Equity Fund and HighMark International Growth Equity Fund (each a “Fund,” and collectively the “Funds”). For convenience of reference, each comment has been summarized before the relevant response. Capitalized terms not defined herein shall have the same meanings ascribed to them in the prospectuses (the “Prospectuses”) in the Amendment.

1.      Comment: On the front cover of the Prospectuses, please consider deleting the words “The smarter approach to investing.” Such disclosure is not required by Item 1 of Form N-1A.

Response: The instruction to Item 1(a) of Form N-1A provides that a fund “may include on the front cover page ... any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) states that a fund may include “information in the prospectus or the SAI that is not otherwise required. For example, a [f]und may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

The language “The smarter approach to investing.” is the tagline of the Trust that appears on most Trust materials. We respectfully submit that this language does not obscure or impede understanding of the information that is required to be included on the front cover.

2.      Comment: On the front cover of the Prospectuses, please consider inserting a paragraph break prior to the sentence, “As with other investments, you could lose money on your investment in a mutual fund.”

Response: The requested change has been made.

3.      Comment: In the “Principal Investment Strategies” section of the Prospectuses for both Funds, please disclose whether there are any limitations on the number of companies or number of countries in which the Funds may invest.

Response: The “Principal Investment Strategies” section of HighMark Global Growth Equity Fund has been revised as follows:

Portfolio holdings will typically range between 40-50 companies. Subject to the foregoing, there is not any minimum or maximum number of companies in which the Fund may be invested at any particular time. There are also no restrictions on the number of countries in which the Fund may invest. Portfolio holdings will not be evenly weighted. The country weightings of the Fund are not intended to reflect each country’s respective portion of the Gross World Product. The strategy does not attempt to have similar characteristics to or replicate a benchmark.

Similar revisions have been made for HighMark International Growth Equity Fund.

4.      Comment: Please revise the following paragraph in the “Principal Investment Strategies” section of the Prospectuses for both Funds to comply with the plain English requirements of Rule 421(b) under the Securities Act of 1933, as amended: “The Fund seeks to invest in equity securities the sub-adviser believes are of high quality, leading companies that possess sustainable competitive advantages and are positioned to benefit from long-lived thematic growth opportunities, based on a ‘top-down’ appraisal of the world economy.”

Response: The paragraph has been revised as follows:

“The Fund seeks to invest in equity securities of companies that the adviser believes have sustainable competitive advantages. The adviser considers long-term growth trends and global economic conditions in making investment decisions.”

5.      Comment: In the “Principal Investment Strategies” section of the Prospectuses for both Funds, please define what the sub-adviser considers to be a “high quality” company.

Response: Please see the response to Comment 4.

6.      Comment: Please state that HighMark Global Growth Equity Fund will invest at least 30% of its assets in equity securities of non-U.S. companies.

Response: The following disclosure has been added to the “Principal Investment Strategies” section in the Prospectuses:

“Under normal circumstances, HighMark Global Growth Equity Fund will invest at least 30% of its assets, measured at the time of purchase, in equity securities of non-U.S. companies.”

7.      Comment: For HighMark International Growth Equity Fund, please delete the paragraph defining non-U.S. companies in the “Principal Investment Strategies” section of the Prospectuses. Please add such disclosure with respect to both Funds in the section of the Prospectuses responding to the requirements of Item 9 of Form N-1A.

Response: The following disclosure has been added to the new section entitled “Additional Information About the Funds’ Investment Strategies”:

“The Funds define a non-U.S. company as one that is organized under the laws of, or has its principal office in, a country other than the United States; derives 50% or more of its revenue from goods produced, services performed or sales made outside of the United States; has 50% or more of its assets located outside of the United States; or has securities that are traded primarily on any securities market located in a country other than the United States.”

8.      Comment: Please confirm supplementally that the fees and expenses expected to be incurred by each Fund as a result of investment in shares of one or more Acquired Funds (as that term is defined in Item 3 of Form N-1A) are not expected to exceed 0.01% of the average net assets of each Fund, and, as a result, neither Fund is required to include a sub-caption in its Annual Fund Operating Expenses table regarding Acquired Fund Fees and Expenses.

Response: The Trust has confirmed that the fees and expenses expected to be incurred by each Fund as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01% of the average net assets of each Fund, and, as a result, neither Fund is required to include a sub-caption in its Annual Fund Operating Expenses table regarding Acquired Fund Fees and Expenses.

9.      Comment: Please consider disclosing in the “Principal Investment Strategies” section of both Funds the purposes of the Funds’ investments in exchange-traded funds.

Response: We have revised the sentence on exchange-traded funds in the “Principal Investment Strategies” section of both Funds as follows:

“The Fund may also invest up to 10% of its assets in exchange-traded funds, commonly called “ETFs,” to provide exposure to certain international markets and/or sectors that are not accessible or that are accessible only on a limited basis through direct investments.”

10.      Comment: In the “Principal Investment Strategies” section, please consider disclosing the percentage of each Fund’s assets that are anticipated to be invested in derivatives as a substitute for investing in underlying securities.

Response: The disclosure in the “Principal Investment Strategies” section of both Funds states: “The Fund invests primarily in common stocks but may also invest in: ... Derivative instruments, including forward foreign currency contracts, options, futures and certain other derivative instruments. Such instruments will principally be used for hedging and risk management purposes, including to help protect the Fund’s international stock investments from the risk of a strong U.S. dollar. Such instruments may also be used to serve as a substitute for underlying securities or currency positions.”

This disclosure has not been modified because the Funds’ use of derivatives may vary significantly depending on market conditions, among other factors, and, at this time, HighMark Capital Management, Inc., the Fund’s adviser (“HCM”), can not predict how much of the Funds’ assets will be invested in derivatives, subject to the existing limitation that derivative instruments will principally be used for hedging and risk management purposes.

11.    Comment: In the Exchange-Traded Funds Risk in the “Principal Risks” section of the Prospectuses for both Funds, please revise the disclosure to state that shareholders of the Fund will bear extra costs if the Fund invests in exchange-traded funds.

Response: The Exchange-Traded Funds Risk has been revised as follows:

“Exchange-traded funds charge their own fees and expenses; thus, shareholders of the Fund will bear extra costs, such as duplicative management fees, brokerage commissions and related charges when the Fund invests in exchange-traded funds.”

12.    Comment: Please define what the Funds consider to be a mid- or large-capitalization company.

Response: The following disclosure has been added to the section of the Prospectuses responding to the requirements of Item 9 of Form N-1A:

“The Funds consider a company to be a large capitalization company if the company’s capitalization is within the range of those companies in the S&P 500 Index and/or the Russell 1000 Value Index. As of September 30, 2010, the market capitalization of companies that issue stocks included in the S&P 500 Index and the Russell 1000 Value Index ranged from approximately $1.1 billion to $291 billion and from approximately $192 million to $315 billion, respectively. The Funds consider a company to be a medium capitalization company if the company’s capitalization is within the range of those companies in the Russell MidCap Index. As of September 30, 2010, the market capitalization of companies that issue stocks included in the Russell MidCap Index ranged from approximately $192 million to $18 billion. The Funds make market capitalization determinations at the time of purchase of any security.”

13.    Comment: For both Funds, please clarify the paragraph in the “Principal Risks” section regarding the Fund’s share price volatility.

Response: The paragraph has been deleted.

14.    Comment: Please revise the “Performance Information” section for each Fund to more closely match Item 4 of Form N-1A. Specifically, please consider deleting the paragraph referring readers to an appendix for certain supplemental performance information.

Response: The Funds have deleted the sections of the Prospectuses describing the performance of the Similarly Managed Account (the “Supplemental Performance Sections”). The first paragraph of the “Performance Information” section has been revised as shown below and the second paragraph has been deleted as requested.

“ Because the Fund does not have annual returns for at least one calendar year, no bar chart or table is included showing how the Fund’s performance has varied from year to year.”

15.    Comment: Please consider adding a principal risk for both Funds to address the risks associated with a growth style of investing.

Response: We respectfully note that both Funds include the following principal risk: “Investment Style Risk: The risk that the particular type of investment on which the Fund focuses may under-perform other asset classes or the overall market.” As such, we have left this disclosure unchanged.

16.    Comment: Please consider adding a principal risk for both Funds to address the risks associated with investing in emerging markets.

Response: The following disclosure has been added as a principal risk for both Funds:

“Emerging Market Risk. The Fund’s investment in emerging markets will cause it to face higher political, foreign investment and market risks. In addition, profound social changes and business practices that depart from norms in developed countries’ economies have hindered the orderly growth of emerging economies and their stock markets in the past. High levels of debt tend to make emerging economies heavily reliant on foreign capital and vulnerable to capital flight.”

17.    Comment: Please consider deleting the following disclosure in the “Management” section of the Prospectuses: “The primary portfolio manager for the Fund is:”.

Response: The requested change has been made.

18.    Comment: Please consider deleting the parenthetical in the following sentence in the “Purchase and Sale of Fund Shares” section for both Funds in the Fiduciary Shares Prospectus: “Purchase minimums for Fiduciary Shares of the Fund generally are $100,000 for initial purchases and $100 for additional purchases (minimums may be reduced or waived for certain types of investors or in HighMark Funds’ sole discretion). Similarly, please consider deleting the parenthetical in the following sentence in the “Purchase and Sale of Fund Shares” section for both Funds in the Class A and Class C Shares Prospectus: “Purchase minimums for Class A or Class C Shares of the Fund generally are $1,000 for initial purchases and $100 for additional purchases (minimums may be reduced or waived for certain types of investors).”

Response: The Trust respectfully declines to make this change. The Trust considers this important disclosure, and that failure to include this disclosure could confuse readers.

19.    Comment: Please consider deleting the words “In general” in the following sentence in the “Purchase and Sale of Fund Shares” section for both Funds in the Prospectuses: “In general, you may purchase or redeem Shares on any day that the New York Stock Exchange is open for business by contacting your financial professional; writing to HighMark Funds, c/o Boston Financial Data Services, P.O. Box 8416, Boston, MA 02266-8416; or by calling 1-800-433-6884.”

Response: The Trust respectfully declines to make this change. The Trust considers this important disclosure, given that there may be limited circumstances in which the New York Stock Exchange could be open for business but the Fund would not be accepting purchase and redemption requests, as permitted by the Investment Company Act of 1940, as amended.

20.    Comment: Please revise the “Tax Information” section for both Funds in the Prospectuses as follows:

“The Fund’s distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account.”

Response: The requested change has been made.

21.    Comment: Please delete the headings “Appendix A” and “Appendix B” in the Supplemental Performance Sections.

Response: The requested changes have been made and the Supplemental Performance Sections have been deleted.

22.    Comment: In the Average Annual Total Returns table in the Supplemental Performance Sections of the Fiduciary Shares Prospectus, please consider deleting the word “Similarly” in the heading, “Similarly Managed Account (Fiduciary Shares).”

Response: The Supplemental Performance Sections have been deleted.

23.    Comment: Please clarify in the Supplemental Performance Sections that the Similarly Managed Account has an investment strategy that is substantially similar to that of the relevant Fund.

Response: The Supplemental Performance Sections have been deleted.

24.    Comment: The Prospectuses state that Brian Beitner, the Funds’ sole portfolio manager, has been associated with CCM since 2009. The Supplemental Performance Sections state that the supplemental performance information illustrates the past performance of CCM in managing the Similarly Managed Account. The Supplemental Performance Sections also state that the Fund’s portfolio manager was the portfolio manager of the Similarly Managed Account during the entire period for which performance is shown. The performance period shown began January 1, 2007. Please explain supplementally this apparent discrepancy. In addition, please confirm supplementally that the Supplemental Performance Sections comply with the conditions set forth in the SEC’s no-action letter to the Nicholas-Applegate Mutual Funds dated February 7, 1997.

Response: The Supplemental Performance Sections have been deleted.

25.    Comment: Please clarify whether the performance returns of the Similarly Managed Account in the Average Annual Total Returns table in the Supplemental Performance Sections reflect the net or total annual fund operating expenses that are expected to be borne by Fund shareholders.

Response: The Supplemental Performance Sections have been deleted.

26.    Comment: Please consider deleting the footnote to the Average Annual Total Returns table that discloses the actual performance of the Similarly Managed Account.

Response: The Supplemental Performance Sections have been deleted.

27.    Comment: Please confirm supplementally that the shareholder servicing fee of up to 0.25% of the average daily net asset value of the Class A Shares and the Fiduciary Shares of the Funds will be reflected in the Annual Fund Operating Expenses tables.

Response: The Trust has confirmed that the shareholder servicing fee for the Class A Shares and the Fiduciary Shares of the Funds will be reflected in the Annual Fund Operating Expenses tables. The shareholder servicing fee is paid outside of the Funds’ 12b-1 plan, and therefore will be included in the “Other Expenses” category in the Annual Fund Operating Expenses tables.

28.    Comment: In the second sentence of the “Fees and Expenses of the Fund” section of the Class A and Class C Shares Prospectus, please consider deleting the words “on purchases of Class A Shares”, so as to comply with Item 3 of Form N-1A.

Response: The Trust respectfully declines to make this change. The Trust believes that the words “on purchases of Class A Shares” is concise and helpful to shareholders, given that the sales charge discounts for purchases of $50,000 or more only apply to Class A Shares.

29.    Comment: In the Class A and Class C Shares Prospectus, please consider deleting the first footnote to the Annual Fund Operating Expenses table, which states, “If you sell Class A Shares within one year of buying them and you purchased those Shares without a sales charge because your initial investment was $1 million or greater, you must pay a Deferred Sales Charge of 1.00%.”

Response: The Trust respectfully declines to make this change. The Trust believes that the information currently provided in the footnote is concise and helpful to shareholders, particularly given that the fee in question is charged only in certain specific circumstances as noted.

30.    Comment: In the Class A and Class C Shares Prospectus, please consider deleting the first footnote to the Shareholder Fees table, which states that the redemption fee and the exchange fee are only applicable to Class A Shares held 30 days or less. Please consider deleting the similar footnote to the Shareholder Fees table to the Fiduciary Shares Prospectus. Alternatively, please consider deleting such footnotes but adding the substance of such footnote to the Exchange Fee and Redemption Fee sub-captions in the Shareholder Fees table.

Response: The footnotes have been deleted. Such disclosure has been added to the Exchange Fee and Redemption Fee sub-captions in the Shareholder Fees table.

31.    Comment: In the Annual Fund Operating Expenses table of the Prospectuses, please consider replacing “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” per Instruction 3(e) of Item 3 of Form N-1A.

Response: The Trust respectfully declines to make this change. Instruction 3(e) of Item 3 of Form N-1A provides that the Funds “should use appropriate descriptive captions, such as… “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].” The Trust believes “Net Expenses” is an appropriate descriptive caption.

32.    Comment: Please explain supplementally whether the Funds have a fundamental investment policy of not investing more than 15% of their net assets in illiquid securities. If the Funds do have this fundamental investment policy, please confirm that such policy is included in the Funds’ fundamental investment restrictions in the Statement of Additional Information.

Response: The Funds do not have a fundamental investment policy of not investing more than 15% of their net assets in illiquid securities. The Prospectuses state in the “Instruments, Investment Techniques and Risks” section that, “Each Fund may invest up to 15% of its net assets in illiquid securities.” The Statement of Additional Information states in the “Additional

Information on Portfolio Instruments” section that, “Each Fund has adopted a non-fundamental policy ... prohibiting the Fund from investing more than 15% of its total assets in “illiquid” securities[.]”

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:	Robin Dvorkin, Union Bank, N.A.
Pamela O’Donnell, HighMark Capital Management, Inc.
Karen Seaman, Union Bank, N.A.
John M. Loder, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP